Exhibit 21.01

List of Subsidiaries

Subsidiary	Jurisdiction of Organization
Hartcourt Capital, Inc.	British Virgin Island
Hartcourt China, Inc.	British Virgin Island
Ai-Asia, Inc.	British Virgin Island
Hartcourt Hi-Tech Investment (Shanghai) Co., Ltd	People’s Republic of China
Hartcourt Education Investment Management Consulting (Shanghai) Co., Ltd	People’s Republic of China
Hartcourt Princely Education Technology Development (Beijing) Co., Ltd	People’s Republic of China
Shanghai Jiumeng Information Technology Co., Ltd	People’s Republic of China
Beijing Yanyuan Rapido Education Company	People’s Republic of China
China Arts and Science Academy	People’s Republic of China